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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                        THE FASHION HOUSE HOLDINGS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    31185P106
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                                 (CUSIP Number)

                          Westrec Capital Partners,LLC
                             16633 Ventura Boulevard
                            Encino, California 91436
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 16, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  31185P106
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        1.     Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only). Westrec Capital Partners, LLC
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        2.     Check the Appropriate Box if a Member of a Group
               (See Instructions)
               (a) [ ]

               (b) [X]
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        3.     SEC Use Only

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        4.     Source of Funds (See Instructions)           WC

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        5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)

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        6.     Citizenship or Place of Organization         Delaware

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   Number of     7.      Sole Voting Power              0
     Shares      ---------------------------------------------------------------
  Beneficially
    Owned by     8.      Shared Voting Power            5,632,630
      Each       ---------------------------------------------------------------
   Reporting
  Person With    9.      Sole Dispositive Power         0
                 ---------------------------------------------------------------

                 10.     Shared Dispositive Power       5,632,630
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        11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               5,632,630

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        12.    Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions)

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        13.    Percent of Class Represented by Amount in Row (11)
               18.5%
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        14.    Type of Reporting Person (See Instructions)
               PN
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                                  Page 2 of 5
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CUSIP No.  31185P106
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        1.     Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only). Michael M. Sachs
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        2.     Check the Appropriate Box if a Member of a Group
               (See Instructions)
               (a) [ ]
               (b) [X]

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        3.     SEC Use Only

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        4.     Source of Funds (See Instructions)           AF

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        5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e)

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        6.     Citizenship or Place of Organization     United States of America

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   Number of     7.      Sole Voting Power              0
     Shares      ---------------------------------------------------------------
  Beneficially
    Owned by     8.      Shared Voting Power            5,632,630
      Each       ---------------------------------------------------------------
   Reporting
  Person With    9.      Sole Dispositive Power         0
                 ---------------------------------------------------------------

                 10.     Shared Dispositive Power       5,632,630
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        11.    Aggregate Amount Beneficially Owned by Each Reporting Person
               5,632,630
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        12.    Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions)
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        13.    Percent of Class Represented by Amount in Row (11)
               18.5%
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        14.    Type of Reporting Person (See Instructions)
               IN
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                                  Page 3 of 5
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                                  INTRODUCTION

        This Amendment No. 1 to Schedule 13D (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 (as amended, the "Schedule 13D") by Westrec Capital Partners, LLC, a limited liability company organized under the laws of the state of Delaware ("Westrec"), and Michael M. Sachs ("Sachs," and with Westrec the "Reporting Persons"). Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement. Only those Items amended are reported herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 of the Schedule 13D is hereby amended by the addition of the following to the end of Item 3:

        As of the date of this Amendment, the Reporting Persons have not exercised any of these warrants.

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 of the Schedule 13D is hereby amended by amending and restating the penultimate sentence in the second paragraph with the following:

        As of the date of this Amendment, the September Warrant has vested as to 5,534,862 shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended to include the information set forth below, and is supplemental, not a complete restatement of the text of Item 5 in Schedule 13D:

        This Amendment is being filed to reflect the vesting of 1,539,193 additional shares of the September Warrant. Other than the vesting of the September Warrant, there have been no acquisitions or dispositions of beneficial ownership of the Common Stock of the Issuer by the Reporting Persons since filing of the Schedule 13D.

        As of January 16, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person may be found in rows 11 and 13 of the cover pages. The percentage is calculated based on the 24,887,069 shares of Common Stock reported outstanding in the Issuer's Form 10-QSB for the period ended September 30, 2006, as filed with the Securities and Exchange Commission.



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        SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 25, 2007                 Westrec Capital Partners, LLC


                                        By: /s/ Michael M. Sachs
                                            -----------------------------------
                                            Michael M. Sachs, Member



                                        /s/ Michael M. Sachs
                                        ----------------------------------------
                                        Michael M. Sachs




                                  Page 5 of 5